UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2015

TELECOM ITALIA S.p.A.

(Translation of registrant's name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files

or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F [X]   FORM 40-F [ ]

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is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant

is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934.

YES [ ]     NO [X]

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to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA: AGREEMENT WITH TRADE UNIONS FOR THE MANAGEMENT OF 2,600 SURPLUS EMPLOYEES WITHOUT REDUNDANCIES AND USING INSTRUMENTS LIKE THE NEW SOLIDARITY REVISED BY THE JOB ACT

CORPORATE LOANS ENVISAGED TO REDUCE THE IMPACT ON WORKERS’ INCOME ON SOLIDARITY DAYS AND A ONE-OFF LINKED TO THE SUCCESSFUL OUTCOME OF EFFICIENCY MEASURES AND PROFESSIONAL REQUALIFICATION

Rome, 27 October 2015

Telecom Italia and the Category Trade Unions, Fistel-Cisl, Uilcom and UGL today signed the agreements for the management of 2,600 surplus workers through solidarity contracts.

Today’s agreements which pick up the guidelines already signed at the Ministry of Economic Development also regulate workers leaving on voluntary early retirement agreements, in accordance with Article 4 of the “Fornero Law” and flanks the agreement reached a few days ago on voluntary mobility.

Slc Cgil, although present at the negotiations, did not sign the documents relating to the aforesaid agreements.

Thus continue the discussions between the parties to analyse and identify the best possible alternatives aimed at handling surplus staff, as revealed by the company’s analyses due to the rationalisation processes affecting all companies operating in the telecoms world.

In particular, the agreements envisage the use of two types of interventions that flank the legal mobility agreement signed previously:

Solidarity (defensive):  “defensive” solidarity is introduced, as reformed by the Job Act, as the main tool by which to manage surplus staff.

A Solidarity Contract will be stipulated for around 30,400 Telecom Italia workers, envisaging the vertical reduction of working hours, for a total of 23 days per year (8.85% of the monthly working hours). Solidarity will start this coming 4 January 2016 and last for 24 months, with the commitment, by agreement of the parties, of extending it for a further 12 months. The application of solidarity will not relate to staff carrying out some company duties with specific needs for operative continuity.

Voluntary early redundancy (pursuant to Art. 4 of the Fornero Law): on the basis of current legislation, the parties have defined that, on a voluntary basis, Telecom Italia workers accruing by 31 December 2018 the minimum pension requirements over the following four years, will be able to stop work early. The company will pay monthly through INPS the amount of the pension accrued at the time of leaving and the relative social security contributions for the following  four years.

Telecom Italia S.p.A. – Registered office: Via G. Negri 1, 20123 Milan Tax-code/VAT registration and Milan Business Register no.: 00488410010 Share capital € 10,732,844,367.85 fully paid up                                                              certified e-mail address [casella PEC]: telecomitalia@pec.telecomitalia.it

In order to mitigate the economic disadvantage of its employees who will see their income reduced due to the solidarity days, only partly offset by the INPS contribution, in the agreement Telecom Italia has decided to provide for the granting of company loans at low interest rates (official ECB refinancing rate, currently at 0.05%).

At the end of the period of validity of the Solidarity Contract, where the objectives of the plan to absorb the excess personnel have been met, Telecom Italia will pay the employees involved in the Solidarity Contract a one-off bonus of an amount which will vary according to the classification of their employment contract.

Telecom Italia

Press Office

+39 06 3688 2610

http://www.telecomitalia.com/media

Telecom Italia

Investor Relations

+39 02 8595 4131
http://www.telecomitalia.com/investor_relations

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Group's interim report as of and for the six months ended June 30, 2015 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. our ability to successfully implement our strategy over the 2015-2017 period;

2. the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4. the impact of political developments in Italy and other countries in which we operate;

5. our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6. our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7. our ability to successfully implement our internet and broadband strategy;

8. our ability to successfully achieve our debt reduction and other targets;

9. the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10. the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11. our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13. the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14. our ability to manage and reduce costs;

15. any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16. the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27th, 2015

TELECOM ITALIA S.p.A.

BY: /s/ Umberto Pandolfi

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Umberto Pandolfi

Company Manager